

September 17, 2013

Via Email
Yakov Faitelson
Chief Executive Officer
Varonis Systems, Inc.
1250 Broadway, 31st Floor
New York, NY 10001

> **Re:** **Varonis Systems, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 21, 2013**
> **CIK No. 1361113**

Dear Mr. Faitelson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please supplementally provide us with documentation supporting any factual assertions in your prospectus, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. For example, we note the following statements:

- "The IDC Study estimates that the amount of digital information created and replicated will grow at a compound annual growth rate of 45% for the next eight years and more than 90% of the data created in the next decade will be unstructured data."
- "Unstructured data represents a critical business asset, and enterprises are increasingly seeking ways to maximize the value of this data while simultaneously ensuring that the data is appropriately secured and managed."
- "The IDC Study, estimated that while 23% of the digital universe contained information that might be valuable if analyzed, only 0.5% of the digital universe is in fact analyzed."
- "In a Forrester survey from the second quarter of 2012, 91% of enterprises identified data security as a high or critical priority."

Please note that the above list is not meant to be complete. Additionally, for each factual statement in your prospectus, please identify the source of such information. To the extent any such assertions are management's belief, please clarify.

4. Please also supplementally provide us with the IDC Study identified throughout the prospectus and clarify in the forepart of the Prospectus Summary that this report was commissioned by EMC Corporation, your largest channel partner and a holder of more than 5% of your outstanding common stock. Additionally, please file as an exhibit the consent of IDC, as required by Securities Act Section 7 and Securities Act Rule 436, or tell us why you believe this consent is not required. Finally, please confirm whether any other third-party studies or reports relied upon or cited in the prospectus were commissioned by you.

5. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

6. In July 2013, a Globes online news article reported that you are "planning to raise $100–150 million at a company value of $500 million in a Wall Street IPO." The article also provides additional historical and financial information about you. In August 2013, Reuters published a news article reporting that you had "selected Morgan Stanley to lead an initial public offering . . . according to two sources familiar with the matter." Provide your analysis as to how these reports comport with Section 5 of the Securities Act and

outline the steps you have taken and will continue to take to keep matters relating to any submission about your offering confidential.

Risk Factors

Risks Related to Our Business and Industry

"Because we derive a considerable percentage of our revenues . . . ," page 17

7.   We note your disclosure that you "we generated the significant majority of [your] revenues from sales of licenses for [your] DatAdvantage family products." Please quantify in this risk factor what percentage of revenue is attributable to your DatAdvantage family of products. Additionally, please tell us your consideration for providing in the context of your Business discussion, or elsewhere in the prospectus as appropriate, a breakdown of the percentage of revenue attributable to each of your product lines, or tell us why this information would not be material to investors.

"We derive a portion of our revenues from customers in the public sector . . . ," page 23

8.   Please clarify what you mean in this risk factor by "public sector."

"Changes in our provision for income taxes or adverse outcomes resulting from examination of our income tax returns…", page 24

9.   Your disclosures appear to include references to accounting and financial reporting standards that have been superseded. For example, you reference Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109." Please revise to remove any references to the old accounting and financial reporting standards that have superseded.

Risks Related to this Offering and Ownership of our Common Stock

"Concentration of ownership among our existing executive officers . . . ," page 29

10.   We note the significant concentration of ownership among your officers, directors, and 5% or greater stockholders discussed in this risk factor. Please consider enhancing this discussion to further describe the specific risks associated with such a concentration of ownership. Additionally, please expand your disclosure in the Prospectus Summary section to describe this concentration of ownership.

Use of Proceeds, page 34

11.   You state that you intend to use the net proceeds from the offering for "general corporate purposes, including working capital, sales and marketing activities, product development,

general and administrative matters and capital expenditures." Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, for example with respect to any particular capital expenditures that you expect to make, as well as the approximate amounts intended to be used for each such purpose, to the extent known. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

12.   Please revise to provide a balanced and meaningful discussion of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your discussion in the risk factor on page 22, where you state that you "plan to continue to expand [your] international operations as part of [your] growth strategy." Expand your discussion here to describe these plans, and specifically what key opportunities and challenges you face and how management plans to deal with these issues. We note also your disclosure that you derive a "significant majority" of your revenues from one product line. Provide further detail and analysis on the extent of your dependence on this product, your efforts to expand sales to existing and new product lines, and the risks and challenges associated with such dependence. These are just examples. Your discussion of trends, challenges and uncertainties should provide insight into the extent to which reported financial information is indicative of future results. Please provide additional analysis concerning the quality and variability of your earnings and cash flows. Further, please discuss in reasonable detail any economic or industry-wide factors relevant to your company and any material opportunities, challenges, and risks you may face in the short and long term and the actions you are taking to address them.

13.   Please tell us your consideration for including a discussion of the key financial or non-financial metrics that management uses to measure profitability and/or performance. For example, we note from your disclosure that your "business model is characterized by . . . growing repeat business." Please tell us how you measure your success at increasing your renewal rates or measures used for tracking cross- or up-sales to existing customers. Refer to Item 303(a)(3)(i) and (ii) of Regulation S-K and Sections III.B of SEC Release No. 33-8350.

14.   We note from your disclosures that you had over 2,000 customers and 7,000 installations worldwide as of June 30, 2013. Please revise your disclosures to discuss the number of new customers, number of installations, and the average spending per customer and installation for each period presented or explain to us you why do not believe these metrics contribute meaningfully to understanding and evaluating your results of operations. We refer to your Section III.B of SEC Interpretive Release No. 33-8350.

Results of Operations, page 45

15.   We note that in your discussion of revenue for each comparative period you indicate that
the increase in license revenues was primarily driven by an increase in your total number
of customers and sales to existing customers, both domestically and internationally, and
sales of new products. Please revise your disclosures to quantify how each of these
factors contributed to the change for each period presented. In addition, revise to provide
quantitative and qualitative disclosures that explain the increase in maintenance and
service revenues for each period presented. We refer you to Item 303(a)(iii) of
Regulation S-K and Section III.D of SEC Interpretive Release No. 33-6835.

Liquidity and Capital Resources, page 54

16.   Your discussion of cash flows from operating activities appears to be a recitation of the
changes in line items and other information evident from your financial statements.
Please revise your disclosures to focus on the primary drivers and other material factors
necessary to an understanding of your underlying cash flows and the indicative value of
historical cash flows. As an example, please consider revising to disclose the day's sales
outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows.
We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Contractual Payment Obligations, page 57

17.   Please revise the footnotes to your table of contractual obligations to discuss the liability
associated with your unrecognized tax benefits.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 60

18.   When determined, please tell us your proposed IPO price, when you first initiated
discussions with underwriters and when the underwriters first communicated their
estimated price range and amount for your stock.

19.   We note from your disclosures on page 61 that you determined the fair value of your
common stock under two scenarios, and then applied a weighted average of these values
based on their relative probabilities in order to calculate the final per share value. Clarify
your disclosures that indicate you determined the firm value in an exit scenario due a
liquidity condition such as an IPO. In this regard, explain whether you are applying the
"current-value method" as outlined in the American Institute of Certified Public
Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities
Issued as Compensation, or AICPA Practice Aid. Tell us whether you applied the
market, income, or asset approach to determine your total enterprise equity value under
the exit scenario. In addition, please revise to explain why the distribution and

participation rights of security holders are different in an exit scenario verses an IPO scenario.

20.   Please revise your table on page 62 to include a column for the aggregate fair value of your options at each grant date.

21.   Please revise to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

22.   Please revise to clarify whether the independent third party valuations performed as of June 30, 2012, September 30, 2012, and June 30, 2013 were either contemporaneous or retrospective valuations.

23.   Please explain how you determined that a 6% premium for your founders' stock is reasonable as a result of their right to elect a board member, access to financial information, and other privileges beyond those available to traditional holders of the common stock.

24.   Please revise to provide an enhanced discussion of the significant factors contributing to the difference in the fair value of your underlying common stock at each valuation date. This reconciliation should quantify the significant factors and assumptions made in determining the fair value of the underlying common stock. For instance, your disclosures should quantify the extent to which the increase in the fair value of your common stock is attributable to increases your operating and financial performance; current business conditions and projections; trends and developments in your industry; the market performance of comparable publicly traded technology companies; recent third-party sales; U.S. and global economic conditions; and the hiring of key personnel. As another example, your disclosures should quantify how changes in the discount rate, non-marketability discount; the probability of an IPO scenario versus exit transaction; risk-free rate; volatility; and time to a liquidity event impacted the fair value determination at each respective valuation date.

25.   Please revise to explain why you believe that a straight-line methodology provides the most reasonable basis for determining the fair value of your common stock between the September 30, 2012 and June 30, 2013 valuation dates. Indicate whether the underlying assumptions and events that are factored into your valuation models would also increase or change at the same rate during this period of time. Tell us whether there were any significant intervening events or conditions that were identified between the September 30, 2012 and June 30, 2013 valuation dates. As part of your response, please provide us with your straight line calculation.

26.   When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

27.   Please continue to provide updated disclosure for all equity related transactions subsequent to this request through the effective date of the registration statement.

Management

Executive Officers, Directors and Key Employees, page 82

28.   For each director, on an individual basis, discuss the specific experience, qualifications, attributes, or skills that led the board to conclude that such person should serve as a director. See Item 401(e)(1) of Regulation S-K.

Executive Compensation

Employment Agreements, page 87

29.   Please advise as to when you expect to enter into the new employment agreements described in this section.

Certain Relationships and Related Party Transactions

Transactions With Our Directors, Executive Officers and 5% Holders, page 96

30.   We note your disclosure on page II-2 regarding the February 24, 2011 sale of Series E convertible preferred stock sold to pay for the February 24, 2011 repurchase of Messrs. Faitelson and Korkus's shares. Please update your disclosure in this section to fully describe these transactions, as you do for the January 30, 2012 repurchase.

31.   Please tell us the circumstances whereby you agreed to repurchase shares held by Messers. Faitelson and Korkus, as applicable, on February 24, 2011 and January 30, 2012.

Principal and Selling Shareholders, page 99

32.   Once the selling shareholders are identified, please confirm that none of the selling shareholders is a broker-dealer. For any selling shareholders that are affiliates of broker-dealers, please identify them as such in the selling shareholder table and disclose whether each such affiliate acquired its shares in the ordinary course of business and whether at the time of the acquisition it had any plans or proposals, directly or with any other person, to distribute the shares.

33.   Footnotes 1 and 2 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

34.   In footnotes 4, please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by each legal entity. See Instruction 2 to Item 403 of Regulation S-K.

Where You Can Find More Information, page 117

35.   We note your disclosure that "[s]tatements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement." As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise and ensure that any agreements discussed in the disclosure are described in a materially complete manner.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

36.   We note the automatic conversion of your convertible preferred stock and the reclassification of warrants to purchase convertible preferred stock upon the completion of the offering. Please revise to include a pro forma balance sheet (excluding the effects of the offering) alongside the historical balance sheet, giving effect to the change in capitalization (but not the offering proceeds). Footnote disclosures to this presentation should clarify the status of your convertible preferred stock and warrants to purchase convertible preferred stock as a result of your initial public offering.

Consolidated Statements of Operations, page F-5

37.   Please revise to separately present cost of revenues for licenses and maintenance/services. We refer you to Rule 5-03(b)(2) of Regulation S-X.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

j. Revenue Recognition, page F-10

38.   Please clarify when you recognize revenues sold through your network of distributors and resellers. Describe the type of evidence obtained from the reseller and the timeliness of this evidence. In addition, explain how you account for the rights of return that you grant to one particular reseller and how your accounting complies with ASC 985-605-25.

39.   Please revise your revenue recognition to clarify that vendor specific objective evidence, or VSOE, of the fair value is not available for the perpetual software licenses as they are never sold without maintenance.

40.   Please revise your revenue recognition policy to clarify how you account for perpetual and term license agreements. As part of your response, please quantify the amount of perpetual and term license revenues for each period presented.

q. Concentrations of Credit Risks, page F-14

41.   Please clarify how you determine that collectability of your accounts receivable is reasonably assured pursuant to SAB Topic 13.A.1, including footnote 6. Please explain why you believe your allowance for doubtful accounts is reasonable and clarify whether you have recorded any significant bad debt write-offs. As part of your response, please indicate whether you generally receive payments within the terms of the contractual arrangement with customers.

Note 5. Accrued Expenses and Other Liabilities, page F-16

42.   Please clarify the nature of your accrued expenses and other liabilities payable to your employees and institutions.

Note 6. Commitments and Contingent Liabilities, page F-16

43.   Your disclosures on page 81 indicate that you are not currently a party to any material litigation. Please revise your financial statements to clarify whether you are currently a party to any ligation that could have a material adverse effect on your business, financial position, results of operations, or cash flows. In addition, please revise to disclose your accounting policy for loss contingencies.

Note 11. Income Taxes, page F-28

44.   We note from your disclosures on page 25 that intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various

jurisdictions. Please tell whether you have any undistributed earnings from foreign subsidiaries and if so, please disclose the amount of the undistributed earnings and the unrecognized deferred tax liability related to the undistributed earnings. We refer you to ASC 740-30-50-2.

Note 13. Geographic Information and Major Customer and Product Data, page F-32

45.   Please tell us whether revenues attributable to any individual foreign country are material. In this regard, tell us what consideration you gave to disclosing the amount of revenue attributable to your country of domicile. We refer you to ASC 280-10-50-41.

Note 14. Subsequent Events, page F-33

46.   Revise to refer to the interim period ended June 30, 2013 when disclosing the date through which subsequent events were evaluated.

Recent Sales of Unregistered Securities, page II-2

47.   We note your Form D filed on February 9, 2012, as well as the disclosure on page 98 regarding the repurchase and resale of securities held by Mr. Faitelson. Please update your disclosure in this section to describe this January 30, 2012 sale of 43,550 shares to affiliates of Accel Partners and affiliates of Pitango.

Exhibits

48.   Please file as an exhibit the management rights agreement, channel partner agreement, and any other agreements, other than the Third Amended and Restated Investors' Rights Agreement, which we acknowledge has been filed as Exhibit 4.2, that govern your relationship with EMC Corporation, or tell us why you are not required to do so. We refer you to Item 601(b)(10)(ii)(A).

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        Yossi Vebman
        Skadden, Arps, Slate, Meagher & Flom LLP